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_________________________

JEREMY SENDERWICZ

jeremy.senderwicz@dechert.com
+1 212 641 5669 Direct
+1 212 698 3599 Fax

December 28, 2016

VIA EDGAR

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906) (the “Trust”)
Dear Ms. Miller:
Thank you for your telephonic comments concerning various filings with the Securities and Exchange Commission (the “SEC”) made by the Trust on behalf of its separate series, Guggenheim Enhanced Short Duration ETF, Guggenheim BulletShares 2021 High Yield Corporate Bond ETF, Guggenheim BulletShares 2022 High Yield Corporate Bond ETF, Guggenheim BulletShares 2023 Corporate Bond ETF and Guggenheim BulletShares 2024 Corporate Bond ETF (each, a “Fund”). Below, we provide our responses to the comments from the staff of the SEC (the “Staff”) and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.
GENERAL COMMENTS:
Comment 1.    Please explain why collateralized debt obligations (“CDOs”) and collateralized loan obligations (“CLOs”) are not disclosed as collateral for repurchase agreements in the prospectus for Guggenheim Enhanced Short Duration ETF.
Response 1.    The Fund’s prospectus discloses that the “credit, liquidity and other risks associated with repurchase agreements are magnified to the extent a repurchase agreement is secured by collateral other than cash, government securities or liquid securities or instruments issued by an issuer that has an exceptionally strong credit quality.” We believe that the disclosure regarding such other collateral, and the risks thereof, includes CDOs and CLOs.

Ms. Megan Miller December 28, 2016 Page 2

GENERAL COMMENTS TO FINANCIAL STATEMENTS:
Comment 2.    The Staff notes that the Guggenheim Enhanced Short Duration ETF had invested more than 10% of its assets in CLOs. Please confirm that ASC 325-40 was evaluated in relation to the recognition of income on CLOs.
Response 2.    The Trust confirms that ASC 325-40 was evaluated in relation to the recognition of income on CLOs. Guggenheim Enhanced Short Duration ETF does not hold CLO equity tranches. The CLOs held by the Fund are variable rate debt instruments with a duration of less than one year. The interest rates on the majority of the variable rate CLOs are updated quarterly.
Comment 3.    In future filings, please add a footnote to the expense ratio disclosed for each Fund in the “Performance Report and Fund Profile” section to refer shareholders to the “Financial Highlights” section for a more recent expense ratio.
Response 3.    The Trust will address this comment and the disclosure will be revised accordingly in future filings.
COMMENTS TO NOTES TO FINANCIAL STATEMENTS:
Comment 4.    The “Notes to Financial Statements” discloses the amounts owed to each relevant Fund from the investment adviser, as a result of fees waived or expenses reimbursed, and states that this receivable is settled on a periodic basis. The Staff’s position is that these receivables should be settled in the same manner and on the same terms as the management fee. Please confirm that the receivables are settled in the same manner as the management fee.
Response 4.    There are no amounts owed to each relevant Fund as the investment adviser is waiving fees and not reimbursing expenses. The amounts disclosed in the Notes to Financial Statements reflect the advisory fees waived during the year ended May 31, 2016. All advisory fee waivers are settled on a monthly basis, which is on the same terms as the management fee. As noted on the Statement of Assets and Liabilities, there were no receivables from the investment adviser.
Comment 5.    Please consider disclosing whether the expenses waived are subject to recoupment, including the terms of such recoupment.
Response 5.    The Trust confirms that no such waived expenses are subject to recoupment.

Ms. Megan Miller December 28, 2016 Page 3

Comment 6.    The “Notes to Financial Statements” discloses that the management fee is payable on a monthly basis. Please explain why the payable balance calculated for one month appears to be greater than one month of accrued management fees.
Response 6.    The management fee is calculated daily based upon net assets and payable monthly. Based upon our calculations, the payable balance calculated for one month is equal to the accrued management fees for the month. Please see below for information concerning the payable amount and average net assets during May 2016 for each Fund.
With regards to Guggenheim Enhanced Short Duration ETF, the management fee payable as listed on the Statement of Assets and Liabilities was $95,425. The investment adviser collected $95,425.35 from the Fund for May advisory fees, which were calculated based on average net assets for May 2016 of $648,350,831.
With regards to Guggenheim BulletShares 2021 High Yield Corporate Bond ETF, the management fee payable as listed on the Statement of Assets and Liabilities was $16,427. The investment adviser collected $16,426.59 from the Fund for May advisory fees, which were calculated based on average net assets for May 2016 of $46,176,169.
With regards to Guggenheim BulletShares 2022 High Yield Corporate Bond ETF, the management fee payable as listed on the Statement of Assets and Liabilities was $13,226. The investment adviser collected $13,226.27 from the Fund for May advisory fees, which were calculated based on average net assets for May 2016 of $37,179,730.
With regards to Guggenheim BulletShares 2023 Corporate Bond ETF, the management fee payable as listed on the Statement of Assets and Liabilities was $24,445. The investment adviser collected $24,445.06 from the Fund for May advisory fees, which were calculated based on average net assets for May 2016 of $120,253,798.
With regards to Guggenheim BulletShares 2024 Corporate Bond ETF, the management fee payable as listed on the Statement of Assets and Liabilities was $18,552. The investment adviser collected $18,551.52 from the Fund for May advisory fees, which were calculated based on average net assets for May 2016 of $91,261,557.

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Ms. Megan Miller December 28, 2016 Page 4

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz